APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Stick Figure Provisions LLC dba Bowery Spokane
Income Statement - unaudited
For the periods ended 12-31-22

	Current Period
	31-Dec-22
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	**-**
GROSS PROFIT (LOSS)	**-**
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	5,000.00
Computer and Internet	319.00
Depreciation	-
Dues and Subscriptions	600.00
Insurance	800.00
Meals and Entertainment	-
Miscellaneous Expense	1,500.00
Office Supplies	200.00
Payroll Processing	425.00
Professional Services - Legal, Accounting	1,000.00
Occupancy	-
Rental Payments	2,613.00
Salaries	2,000.00
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	**14,457.00**

OPERATING PROFIT (LOSS)   (14,457.00)

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ (14,457.00)

Stick Figure Provisions LLC dba Bowery Spokane
Balance Sheet - unaudited
For the period ended 12-31-22

	Current Period	
	31-Dec-22	
ASSETS		
Current Assets:		
Cash	$	1,700.00
Petty Cash		200.00
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		1,900.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		160,000.00
Computer Equipment		6,000.00
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		166,000.00
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	167,900.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		9,500.00
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-

Current Portion of Long-Term Debt		-
Total Current Liabilities		9,500.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		1,100.00
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		1,100.00
EQUITY		
Capital Stock/Partner's Equity		157,300.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		157,300.00
TOTAL LIABILITIES & EQUITY	$	**167,900.00**
Balance Sheet Check		-

Stick Figure Provisions LLC dba Bowery Spokane
Statement of Cash Flow - unaudited
For the period ended 12-31-22

	Current Period
	31-Dec-22
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

I, Todd Andrews, certify that:

1. The financial statements of Stick Figure Provisions LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Stick Figure Provisions LLC included in this Form reflects accurately the information reported on the tax return for Stick Figure Provisions LLC for the fiscal year ended 2022 (most recently available as of the Date of this Form C).

Signature _____

Name: Todd Andrews

Title: Managing Partner